Irell & Manella llp
A REGISTERED LIMITED LIABILITY LAW PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

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May 20, 2010
Via EDGAR and FEDEX
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Attention: J. Nolan McWilliams, Esq.
Re: Pinnacle Entertainment, Inc.
       Registration Statement on Form S-4
       Filed March 26, 2010
       File No. 333-165747 & -01 to -30
Dear Mr. McWilliams:
     This letter is being filed on behalf of our client, Pinnacle Entertainment, Inc. (the “Company”), in response to comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 7, 2010 with respect to the Company’s Registration Statement on Form S-4 filed on March 26, 2010 with the Commission. The numbered paragraph and headings below correspond to the numbering and headings set forth in the comment letter. To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the responses of the Company.
     The Company is filing an Amendment No. 1 to the Registration Statement on Form S-4 on or about May 21, 2010 (“Amendment No. 1”), which contains a revised Exhibit 5.1 (the “Revised Opinion”) and new Exhibits 5.2 through 5.8 (the “New Opinions”) in response to the Staff’s comments. In addition to the EDGAR filing, the Company is delivering a hard copy of this letter, along with a courtesy copy of the Revised Opinion marked to indicate changes from the version filed on March 26, 2010.

General
1.	We note that you are registering the 8 5/8% Senior Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.
Response:
     The Company has filed such a supplemental letter with the Commission via EDGAR (as correspondence) concurrently with Amendment No. 1.
Exhibit 5.l
2.	Please have counsel delete the assumptions in the second sentence of the last paragraph on page 2. We view these statements as legal conclusion that should be opined upon by counsel.
Response:
     In response to the Staff’s comment, the Company has filed the New Opinions as to due authorization with respect to the subsidiary guarantors that are incorporated or organized in jurisdictions outside of Delaware (the “Non-Delaware Guarantors”). The Revised Opinion refers to opinions of counsel in each of the applicable jurisdictions. The Revised Opinion includes an opinion on the matters addressed in the second sentence of the last paragraph on page 2 with respect to the entities organized in Delaware. Accordingly, legal counsel (either Irell & Manella LLP or counsel in jurisdictions other than Delaware) is opining on the matters addressed in the second sentence of the last paragraph on page 2 with respect to all guarantors.
3.	In this regard, we note that the opinion is limited to New York law; however, several subsidiary guarantors are incorporated or organized in jurisdictions other than New York. Please have counsel revise its opinion to cover the laws of these respective jurisdictions or file separate opinions.
Response:
     In response to the Staff’s comment, the Company has filed the New Opinions, which are opinions of counsel from the jurisdictions of organization of the Non-Delaware Guarantors. The opinion of counsel filed as Exhibit 5.1 to the Registration Statement on Form S-4 includes opinions with respect to the entities organized in Delaware.
4.	Please have counsel delete the last sentence of the penultimate paragraph on page 4 or confirm that it will refile the opinion dated the date of effectiveness.

Response:
     In response to the Staff’s comment, as counsel, we have deleted such sentence in the Revised Opinion.
5.	Counsel may not limit reliance. Please have counsel revise the first sentence of the last paragraph accordingly.
Response:
     In response to the Staff’s comment, as counsel, we have revised the first sentence of the last paragraph in the Revised Opinion such that we have not limited reliance.
* * * * * *
     With respect to the preceding responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions concerning the foregoing, please contact me at (310) 277-1010.

Sincerely,
/s/ Ashok W. Mukhey
Ashok W. Mukhey

Copy to:
Mr. Stephen H. Capp,
Executive Vice President and Chief Financial Officer of Pinnacle Entertainment, Inc.
John A. Godfrey, Esq.,
Executive Vice President, Secretary and General Counsel of Pinnacle Entertainment, Inc.
Via Federal Express
Amanda Ravitz, Esq.
Branch Chief — Legal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561